SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

A disclosure return for changes in issued share capital and/or share buybacks of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 26, 2011.

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer:	China Petroleum & Chemical Corporation

Stock code:	386	Date submitted:	26 April 2011

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities:	SINOPEC Zero Coupon Convertible Bonds (Stock code:01518) (“Convertible Bonds”)

I.
Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing issued share capital before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/ premium of issue price to market price (Note 7)
Opening balance as at 31 March 2011 (Note 2)	86,702,527,774
(Note 3)	N/A	N/A	N/A	N/A	N/A
Redemption of Convertible Bonds on April 24, 2011	HK$38,520,000 principal amount of the Convertible Bonds	0.33%

For Main Board listed issuers

Share repurchases N/A
Closing balance as at 24 April 2011 (Note 8)	86,702,527,774

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the listed issuer’s issued share capital is to be calculated by reference to the listed issuer’s total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
▪ “issues of shares” should be construed as “repurchases of shares”; and
▪
 “issued shares as a % of existing issued share capital before relevant share issue” should be construed as “repurchased shares as a % of existing issued share capital before relevant share repurchase”.

7.	In the context of a redemption of shares:
▪ “issues of shares” should be construed as “redemptions of shares”;
▪
 “issued shares as a % of existing issued share capital before relevant share issue” should be construed as “redeemed shares as a % of existing issued share capital before relevant share redemption”; and

▪ “issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers

II. A.	Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $

24 April 2011	HK$38,520,000.00 principal amount of the Convertible Bonds	Put by the holders of the Convertible Bonds at their option in accordance with the terms and conditions thereof	N/A	N/A	HK$42,966,748.80

Total	HK38,520,000.00 principal amount of the Convertible Bonds				HK$42,966,748.80

B.	Additional information for issuer whose primary listing is on the Exchange

1.	Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)				(a) N/A

2.
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
% of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution
					N/A	%

( (a) x 100 )
issued share capital

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated __N/A__ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

For Main Board listed issuers

 Note to Section II:  Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	CHEN GE

(Name)

Title:	SECRETARY TO THE BOARD OF DIRECTORS
(Director, Secretary or other duly authorised officer)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 26, 2011